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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
April 22, 2020
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Ganley, Division of Investment Management

Re:    VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Dear Mr. Ganley:

We are in receipt of your telephonic comments regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors China Growth Leaders ETF (formerly, VanEck Vectors ChinaAMC CSI 300 ETF) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2020. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.
PROSPECTUS
Comment 1.    Please revise the registration statement to include the Fund’s former name.

Response 1.	The disclosure has been revised accordingly.

Comment 2.	Please update the series and class name of the Fund to “VanEck Vectors China Growth Leaders ETF.”

Response 2.	We hereby confirm that the Fund’s name and ticker symbol will be updated in connection with the Fund’s registration statement filed under Rule 485(b).

Comment 3.
With respect to the Fee Waivers and Expense Reimbursement, please file the Expense Limitation Agreement between Van Eck Associates Corporation and the Fund as an exhibit to the registration statement. The SEC staff (“Staff”) notes that the Expense Limitation Agreement is a material contract pursuant to Item 28(h) of Form N-1A.

Response 3.
We respectfully acknowledge your comment; however, the Trust historically does not execute a separate fee waiver agreement for its funds. Any fee waivers applicable to a fund are memorialized in such fund’s prospectus.

Comment 4.	Please include the fee table and expense examples for the Fund in the Trust’s correspondence filing on EDGAR.

Response 4.	The Trust previously filed a correspondence filing dated April 16, 2020 containing the fee table and expense example information for the Fund.

Comment 5.
The Staff notes that the Fund will experience substantial portfolio turnover as a result of the Fund changing its benchmark index. Please revise the “Portfolio Turnover” section to disclose the additional risks associated with the Fund seeking to track a benchmark index. Please also disclose any risks associated with additional transaction costs.

Response 5.	The disclosure has been revised accordingly.

Comment 6.	Please revise the “Summary Information-Principal Investment Strategies” section to include the rebalancing strategies of the Index.

Response 6.
We respectfully acknowledge your comment; however, we note that the “MarketGrader China All-Cap Growth Leaders Index” section of the Prospectus provides a fulsome description of the MarketGrader China All-Cap Growth Leaders Index (the “Index”) and the frequency of the Index’s rebalancing. Therefore, we respectfully decline to make revisions in response to the Staff’s comment.

Comment 7.
Please consider revising the “Summary Information-Principal Investment Strategies” section to clarify the percentage allocation of the Fund’s investments in shares of companies listed on offshore exchanges. Please also consider specifying the exchanges that shares of companies are listed on.

Response 7.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 8.
The Staff notes that the current disclosure in the “Summary Information-Principal Investment Strategies” section is complex, dense and uses highly technical terminology. Please revise the summary section in plain English.

Response 8.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 9.
Please confirm whether the Fund will use derivatives as part of its principal investment strategies. If the use of derivatives is not a principal investment strategy of the Fund, please consider removing the disclosure from the “Summary Information-Principal Investment Strategies” section.

Response 9.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. Due to the nature of the A-shares market, the Fund may use types of derivative instruments to replicate the performance of the Index if it is unable to obtain exposure through the A-share quota granted to the Fund’s sub-adviser (“RQFII quota”) or through the Shanghai-Hong Kong Stock Connect Program and the Shenzhen-Hong Kong Stock Connect Program (together, “Stock Connect”). Therefore, we respectfully decline to make revisions in response to the Staff’s comment.

Comment 10.
The Staff notes that the Fund intends to rely on the Stradley Ronon Stevens & Young, LLP, SEC No-Action letter (June 24, 2019) (the “Stradley Letter”) to exceed diversification limits with respect to investments in an issuer or several issuers to the extent necessary to approximate the composition of the Index. Please supplementally explain why the Fund is eligible to rely on the Stradley Letter.

Response 10.
The Stradley Letter allows an index-based fund to exceed the limits for a diversified company, as defined in Section 5(b)(1) of the Investment Company Act of 1940, as amended, with respect to investments in an issuer or several issuers to the extent necessary to approximate the composition of the fund’s target broad-based index. A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate (Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (April 6, 1993), footnote 21) (the “Final Rule”). In its Final Rule, the SEC identified the Nikkei Index, a country index, as a broad-based securities market index. Since country indices are included in the definition of a broad-based securities index, the Trust respectfully submits that the Fund’s Index meets the definition of a broad-based securities market index and therefore the Fund is eligible to rely on the Stradley Letter.

Comment 11.
The Staff notes that numerous principal risks in the “Summary Information-Principal Risks of Investing in the Fund” section are complex, overly long and overbroad. Item 4 of Form N-1A risk disclosure should be a summary of the risks. Accordingly, please consider revising the Fund’s principal risks for brevity, clarity and conciseness.

Response 11.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 12.
Significant market events have occurred as a result of the COVID-19 pandemic since this post-effective amendment was filed. Please consider whether the Fund’s disclosure, including risk disclosure, should be revised based on how these events will affect the Fund. If the Trust believes no additional disclosure is warranted, please explain supplementally why not.

Response 12.	We hereby confirm that the Fund’s “Market Risk” disclosure has been revised to reflect how market events as a result of the COVID-19 pandemic may affect the Fund.

Comment 13.
The Staff notes that the current sector specific risk factors reflect the sector concentrations of the Fund when seeking to track its prior index. Please update these risks to reflect the Fund’s current sector concentrations.

Response 13.    The disclosure has been revised accordingly.

Comment 14.
Please confirm the extent to which the Fund anticipates using swaps and derivatives. If swaps and derivatives are not principal investment strategies of the Fund, please remove the corresponding disclosures from the “Summary Information-Principal Risks of Investing in the Fund” section.

Response 14.
As noted in Response 9, the Fund anticipates using swaps and derivatives if it is unable to obtain exposure through the RQFII quota or through Stock Connect. Therefore, we respectfully decline to make revisions in response to the Staff’s comment.

Comment 15.
The Staff notes that the disclosure in the “Summary Information-Principal Risks of Investing in the Fund-Index Tracking Risk” is dense, consists of long sentences and appears to be complex and may confuse investors. Please consider revising for plain English principles by using bullets, headings or multiple paragraphs for ease of reading.

Response 15.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 16.
Please consider moving the current sector specific risk factors as sub-factors of “Concentration Risk.” Additionally, please confirm to the Staff that the Trust will supplement the Fund’s prospectus if the Fund were to switch concentration during the year.

Response 16.
We respectfully acknowledge your comment. With respect to the “Concentration Risk” disclosure, we believe that the current disclosure is appropriate. Therefore we respectfully decline to make revisions to the disclosure in response to this portion of the Staff’s comment. With respect to changes in the Fund’s concentration, the Trust will consider the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Comment 17.	Please revise the “Investment Restrictions” section to reflect the Fund’s reliance on the Stradley Letter.

Response 17.    The disclosure has been revised accordingly.

PART C

Comment 18.    Please confirm that the Part C will be hyperlinked in accordance with the FAST Act.

Response 18.	We hereby confirm that the Part C will be hyperlinked in accordance with the FAST Act.

* * * * *
If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3526.
Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai